Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 500 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

August 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-205080) of RSP Permian, Inc. and the Additional Guarantor Registrant named therein (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on August 14, 2015 at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrants.  The Registrants hereby further acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (214) 252-2700 or Douglas E. McWilliams of Vinson & Elkins L.L.P., the Registrants’ outside counsel, at (713) 758-3613 with any questions regarding this request for acceleration.

Very truly yours,

RSP Permian, Inc.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Vice President and General Counsel